EXHIBIT 1

As updated on April 16, 2014 Redefining the Board SaveGrafTech.com

1 Legal Disclaimer On February 25 , 2014 , Nathan Milikowsky , Daniel Milikowsky , NM GTI Investments LLC, The Daniel Milikowsky Family Holdings, LLC, The Daniel and Sharon Milikowsky Family Foundation, Inc . , and The Rebecca and Nathan Milikowsky Family Foundation (“Save GrafTech”), filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the 2014 annual meeting of the stockholders of GrafTech International Ltd . (the “Company”), which preliminary proxy was updated on April 1 , 2014 . The preliminary proxy statement is available at no charge on the SEC’s web site at www . sec . gov and contains information related to the participants and a description of the participant’s direct or indirect interests, by security holdings . Save GrafTech intends to file a definitive proxy statement and accompanying proxy card to be used to solicit proxies from the stockholders of the Company . All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by Save GrafTech when they become available because they contain important information, including additional information related to the participants and a description of their direct or indirect interests . When completed, the definitive proxy statement and form of proxy will be furnished to some or all of the stockholders of the Company and will, along with other relevant documents, be available at no charge on the SEC’s web site at www . sec . gov . In addition, Save GrafTech will provide copies of the definitive proxy statement and accompanying proxy card (when available) without charge upon request . Save GrafTech and their affiliates do not assume responsibility for investment decisions . This presentation does not recommend the purchase or sale of any security . Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security . This document includes certain forward - looking statements, estimates and projects prepared with respect to, among other things, general economic and market conditions, changes in management, changes in the composition of the Company’s board, actions of the Company and its subsidiaries or competitors and the ability to implement business strategies and plans and pursue business opportunities . Such forward - looking statements, estimates and projections reflect various assumptions concerning anticipated results that are inherently subject to significant uncertainties and contingencies and have been included solely for illustrative purposes, including those risks and uncertainties detailed in the continues disclosure and other filings of the Company, copies of which are available on the SEC’s website at www . sec . gov . No representations, express or implied, are made as to the accuracy of completeness of such forward - looking statements, estimate or projects or with respect to any other materials herein . Save GrafTech reserves the right to change any of its opinions expressed herein at any time as it deems appropriate . Save GrafTech and their affiliates may buy, sell, cover or otherwise change the form of their investment in the Company for any reason at any time, without notice, and there can be no assurances that they will take any of the actions described in this document . Save GrafTech disclaims any duty to provide any updates or changes to the analyses contained in this document, except as may be required by law . Save GrafTech disclaims any obligation to update the information contained herein . Save GrafTech has not sought or obtained consent from any third party to use any statements or information indicated in this presentation as having been obtained or derived from statements made or published by third parties . Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein . Save GrafTech may have relied upon certain quantitative and qualitative assumptions when preparing the analysis which may not be articulated as part of the analysis . The realization of the assumptions on which the analysis was based are subject to significant uncertainties, variabilities , and contingencies and may change materially in response to small changes in the elements that comprise the assumptions, including the interaction of such elements . Furthermore, the assumptions on which the analysis was based may be necessarily arbitrary, may be made as of the date of the analysis, do not necessarily reflect historical experience with respect to securities similar to those that may be contained in the analysis, and do not constitute a precise prediction as to future events . Because of the uncertainties and subjective judgments inherent in selecting the assumptions on which the analysis was based and because future events and circumstances cannot be predicted, the actual results realized may differ materially from those projected in the analysis . The information that is contained in the analysis should not be construed as financial, legal, investment, tax, or other advice . You ultimately must rely upon your own examination and that of your professional advisors, including legal counsel and accountants as to the legal, economic, tax, regulatory, or accounting treatment, suitability, and other aspects of the analysis .

Table of Contents I. Executive Summary 3 – 18 II. GrafTech’s Chronic Underperformance 19 – 29 III. Root Causes of GrafTech’s Underperformance 30 – 42 IV. Save GrafTech’s Recommendations 43 – 52 V. Save GrafTech’s Nominees 53 – 58 VI. Addressing GrafTech’s Misinformation Campaign 59 – 64 VII. Appendix 65 – 74 2

I. EXECUTIVE SUMMARY

Executive Summary: Overview of Save GrafTech[1]

- Save GrafTech is an investor group led by Nathan Milikowsky, one of GrafTech International Ltd.'s ("GrafTech", "GTI" or the "Company") largest investors
- Nathan Milikowsky and his family own over 15 million, or 11.2%, of GrafTech's outstanding shares
- Save GrafTech holds $127 million of GrafTech debt
- Mr. Milikowsky and his family obtained substantially all of their Company shares on November 30, 2010, when GrafTech acquired Seadrift Coke L.P. ("Seadrift") and C/G Electrodes LLC ("C/G Electrodes"), and they have not sold any GrafTech shares since that time
- Save GrafTech believes that the Company has severely underperformed its peers and requires a new direction
- To that end, Save GrafTech has nominated three individuals to the Board of Directors of GrafTech ("the Board") with the intention of replacing three existing Board members
- Although Save GrafTech supports new CEO Joel Hawthorne, Save GrafTech believes that only new oversight can ensure implementation of the dramatic strategic changes needed for GrafTech to compete in the graphite electrode market

Save GrafTech is committed to implementing strategies and organizational changes to unlock and protect value for all shareholders

[1] *Source: SEC filings*

SAVE GRAFTech 4

Executive Summary: Overview of Save GrafTech – Timeline of Key Events 1 5 GrafTech announced the acquisition of C/G Electrodes and Seadrift The owners of C/G Electrodes and Seadrift received cash, $200 million in notes, 24 million shares, and the right to one seat on the Board 2010 Director Nathan Milikowsky expressed his strategic and operational concerns to management and to other members of the Board, and recommended the replacement of Chairman/CEO Craig Shular 2012 In early 2013 Mr. Milikowsky was informed that he would not be re - nominated 2013 Save GrafTech requested the Company’s Form of Director Nomination 1/15/2014 Craig Shular promptly retired as CEO, effective immediately 1/17/2014 SAVE GRAF Tech 1 Source : SEC filings; GrafTech Press Release (April 29, 2010)

Executive Summary:
Overview of GrafTech

- GrafTech's history goes back to 1886 when The National Carbon Company, GrafTech's predecessor, was founded as an electrode producer for street lamps
- In 1917, the Company merged with Union Carbide and operated as the Carbon Products Division of Union Carbide
- During the first four decades of the 20th century, the Company's core business shifted towards producing electrodes for electric arc furnaces
- UCAR was spun out of Union Carbide in 1989 and in 2002, the Company was rebranded as GrafTech
- In November 2010, GrafTech acquired C/G Electrodes and needle coke producer, Seadrift, for $853 million, creating the only vertically integrated graphite electrode producer in the world[1]
- Today, GrafTech is the world's largest producer of graphite electrodes[2]
- The Company now operates in two segments: Industrial Materials and Engineered Solutions ("ES")
- GrafTech has electrode production facilities in the United States, France, Spain, Mexico, Brazil, and South Africa[3]
- Today, GrafTech's revenues are spread across Asia (19%), Europe/Middle East/Africa (41%), the Americas – excluding the US (15%), and the United States (25%)[4]

Financials[4]

$ in millions, except per share *As of March 7, 2014*	
Total Revenue	$1,248
EBITDA	141
EBIT	18
Net Income	(27)
Total Enterprise Value	$1,902
Cash & Short Term Investments	12
Total Debt	552
Market Capitalization	1,362
Shares Outstanding (mm)	136.1
Current Price Per Share	$10.05

Save GrafTech is keenly aware of the Company's proud history and pledges to restore GrafTech to its former leadership for the long term benefit of its

[1] Note: Mr. Milikowsky owned majority stakes in both C/G Electrodes, and Seadrift at the time of the acquisition by GrafTech
[2] Source: GrafTech Investor Presentation (August 2013)
[3] Note: The Company announced its intention to close the facilities in Brazil and South Africa (Form 8-K filed on October 31, 2013)
[4] Source: Capital IQ, SEC filings

SAVE GRAFTECH 6

Executive Summary: Overview of GrafTech’s Business Segments 7 2013 Revenue by Segment 1 Industrial Materials 78% Engineered Solutions 22% 1 Source : SEC filings, Capital IQ Despite claims from GrafTech’s management and Board that the Company is a “graphite material science company, 1 ” GrafTech is primarily a graphite electrode producer

Executive Summary: Global EAF Production Rises, GrafTech’s Shipments Fall GrafTech’s shipments are declining despite a growing EAF steel market 1 Source: World Steel Association 2 Source s: 2003 – 2007 SEC filings, 2008 JP Morgan estimate, 2009 – 2012 KeyBanc estimates 8 0 50 100 150 200 250 300 350 400 450 500 0 50 100 150 200 250 300 350 400 450 500 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 Graphite Electrode Shipments (metric tons in thousands) Global EAF Steel Production (metric tons in millions) Global EAF Production Global EAF Production, Excluding China GrafTech Graphite Electrode Shipments EAF Steel Production 1 and GTI Shipments 2 CAGR: 3.7% CAGR: 3.2% CAGR: - 2.2%

Executive Summary: Falling GrafTech TSR Despite Strong EAF Steel Market 9 +100.5% - S&P 500 +196.6% - Selected Peer Group GrafTech has underperformed its peer group by over 200% in the last 10 years +343.2% - Selected Minimill Index - 100% - 50% 0% 50% 100% 150% 200% 250% 300% 350% 400% 450% 500% 550% 600% Jan - 04 Jan - 05 Jan - 06 Jan - 07 Jan - 08 Jan - 09 Jan - 10 Jan - 11 Jan - 12 Jan - 13 Jan - 14 - 15.1% Source: Bloomberg Note: TSR as of January 7, 2014 (the day prior to Save GrafTech’s 13D/A filing) when GTI closed at $11.32 per share Note: Selected Minimill Index is an average TSR, weighted by market cap, of Commercial Metals Company, Gerdau , Nucor Corporation, and Steel Dynamics I nc. Note: Selected Peer Group is an average TSR, weighted by market cap, of SGL Group, Tokai Carbon, HEG Limited, and Graphite India

Executive Summary: GrafTech’s Chronic Underperformance 10 1 Source: Bloomberg; Note: TSR as of January 7, 2014 (the day prior to Save GrafTech’s 13D/A filing) 2 Note: Selected Minimill Index consists of Commercial Metals Company, Gerdau , Nucor Corporation, and Steel Dynamics I nc.; weighted by market cap GrafTech’s performance relative to peers has been abysmal Selected Minimill Index 2 10 - Year TSR - 237.0% - 54.5% - 393.6% - 168.8% - 358.4% 5 - Year TSR - 12.8% +36.7% - 176.8% - 91.1% - 43.4% 3 - Year TSR - 54.2% - 14.0% - 30.2% - 34.5% - 59.3% GrafTech’s TSR R elative to its Peers and Primary C ustomers 1

Executive Summary: Root Causes of Underperformance Strategy Operations Leadership We believe the primary causes of GrafTech’s chronic underperformance fall into three core areas: 11 We believe that the heart of GrafTech’s dreadful performance has been poor leadership, enabled by a consistent lack of Board oversight , causing a precipitous decline in sales, inefficient operations, and damaged customer relationships

Executive Summary: Root Causes of GrafTech’s Underperformance Strategy : Improper Commercial Strategy We believe GrafTech’s Board and senior management have failed to grasp the essential commodity nature of the high - quality graphite electrode market and have gone to market with a disastrous price leadership strategy Operations : Bloated and Inefficient Corporate Overhead We believe GrafTech maintains a bloated and inefficient overhead Excessive Inventory as Market Share Decreases GrafTech’s inventory has grown dramatically as the Company lost market share and revenues declined Failure to Consistently Run Seadrift at Capacity We believe GrafTech has failed to fully capitalize on the unique competitive advantage of owning the second largest needle coke producer in the world Leadership : Broken Company Culture We believe GrafTech’s employees are marginalized, demoralized, and improperly incentivized Inefficient Management Structure We believe excessive layers of management and a sluggish hierarchical structure have raised costs, curbed initiative, and distanced senior management from core business operations and customers Failed Oversight by a Flawed Board Despite abysmal stock performance, the Board failed to take timely steps needed to alter GrafTech’s downward trajectory We believe the numerous failures of GrafTech’s Management and Board have hurt shareholder value and warrant dramatic change 12

Executive Summary: GrafTech’s Recent Changes are Reactive and Inadequate 1 “Rationalization Plan” On October 31, 2013 GrafTech announced a “Rationalization Plan”, whereby the Company will close electrode plants in Brazil and South Africa resulting in further reduction of GrafTech’s electrode capacity by 60,000 metric tons, or about 25% We believe the Company’s announced plan was a move to preempt Save GrafTech’s potential public involvement and was reacting to pressure from a competitor’s restructuring, and that the Board lacks the credibility to implement meaningful change Craig Shular’s Resignation On January 17, 2014, two days after Save GrafTech requested the Company’s form of nomination for the 2014 annual meeting, Chairman & CEO Craig Shular “retired” from his position as CEO W ithout any comprehensive search process of which we are aware, Joel Hawthorne was named as Mr. Shular’s successor, taking the position of CEO and President Craig Shular remains as Executive Chairman of the Board We believe that the recent CEO change by GrafTech was reactive and , without pressure from Save GrafTech, Mr. Shular would still be CEO, since the current Board tolerated the Company’s chronic underperformance throughout Mr. Shular’s 11 - year tenure 13 We believe that without ongoing accountability and strategic support from a newly constituted board, GrafTech will not be able to implement the strategic and cultural changes needed to create sustainable value for shareholders 1 Source : SEC filings, 2013 – 2014 Analyst Reports

Executive Summary: Save GrafTech Recommendations x Redefine Commercial Strategy Implement cost and efficiency leadership to reverse GrafTech’s market share decline x Reduce Excess Inventory by More Than $ 190 Million x Reduce SG&A by at Least 25 % x Ensure Seadrift is Consistently Run at Capacity x Expand Seadrift Beyond Current Capacity x Streamline Organizational Structure x Evaluate All Opportunities Available to Engineered Solutions x Improve Corporate Governance Ensure that the Company’s shareholders are able to hold the Board accountable 14 Each of Save GrafTech’s recommendations are intended to create sustainable, long - term shareholder value

Executive Summary:
Overview of Save GrafTech's Platform

Save GrafTech's Plan


Redefine Commercial Strategy
Improve Corporate Governance
Reduce Inventory & SG&A
Maximize Shareholder Value
Streamline Organizational Structure
Expand Seadrift Plant
Explore Opportunities Available to Engineered Solutions

Pro Forma Increase in Price Per Share[1]	
Potential Market Share Improvement	$ 60 million
Reduce SG&A	$ 28 million
Expand Capacity at Seadrift	$ 24 million
Estimated Increase in EBITDA	$112 million
Estimated EV/EBITDA Multiple	8.0x
Estimated Increase in Equity Value	$896 million
Shares Outstanding	136 million
Potential Increase in Price Per Share	$6.50/share

Potential Share Price Increase from Reduced Inventory	$0.50/share[2]

We believe, if Save GrafTech's initiatives are fully and successfully undertaken, GrafTech stock will increase by as much as $7.00 per share from these initiatives alone

[1] *Save GrafTech analysis*
[2] *Note: See page 45 for detailed discussion*

SAVE GRAFTech 15

Executive Summary:
Save GrafTech has a Better Strategy

*We believe Save GrafTech's strategy will lead to a **higher price**, **higher volume** outcome because we plan to adopt a commercial strategy that addresses the intensely competitive, commodity nature of the global graphite electrode industry*

Inappropriate GrafTech Strategy			Save GrafTech Strategy
Begin bidding season with aggressive price announcement	1	1	Meet with core relationships and secure mutually agreeable renewals
Alienate current customers and sacrifice early bids	2	2	Seek opportunities to expand core relationships and win new/expanded capacity
Scramble to reverse account losses by abandoning aggressive pricing	3	3	Round out order book with opportunistic buyers at attractive prices
Desperately pursue opportunistic buyers to save volume	4	4	Seek and implement strategies to deepen customer relationships

Historic GrafTech Outcome

- High account churn
- **Lower selling prices**
- **Lower volume**
- Disrupted customer relationships

Save GrafTech's Goals

- Low account churn
- **Higher selling prices**
- **Higher volume**
- Strengthened customer relationships

SAVE GRAFTech 16

Executive Summary: Save GrafTech Nominees Karen Finerman - Redefining Corporate Communication David Jardini - Instilling Operational Excellence Nathan Milikowsky - Reestablishing Shareholder Accountability 17

“We are incredibly excited by the opportunity to unlock value at GrafTech . We believe the Company has a tremendous opportunity to restore its position as the leader in the graphite electrode industry . ” - David Jardini, Save GrafTech Nominee

II. GRAFTECH’S CHRONIC UNDERPERFORMANCE

Despite growing demand for its core product – graphite electrodes – GrafTech has underperformed

The Call to “Save GrafTech” is Urgent 0 50 100 150 200 250 300 350 400 450 500 0 50 100 150 200 250 300 350 400 450 500 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 Graphite Electrode Shipments (metric tons in thousands) Global EAF Steel Production (metric tons in millions) Global EAF Production Global EAF Production, Excluding China GrafTech Graphite Electrode Shipments EAF Steel Production 1 and GTI Shipments 2 Demand for graphite electrodes climbs while GrafTech’s volume falls CAGR: 3.7% CAGR: 3.2% CAGR: - 2.2% 1 Source: World Steel Association 2 Sources: 2003 – 2007 SEC filings, 2008 JP Morgan estimate, 2009 – 2012 KeyBanc estimates 21

Competitors Expand Capacity While GrafTech Contracts Would competitors add production capacity if they did not believe in the prospects of the graphite electrode market? 240 449 255 696 0 100 200 300 400 500 600 700 800 GrafTech Major Non - China Competitors Production Capacity (metric tons in thousands) 2002 2012 195 2 GrafTech’s Rationalization Plan has reduced its capacity by 60,000 metric tons by closing the Brazil and South Africa plants “The Company has recently expanded Graphite Electrode capacities from 66 , 000 MT to 80 , 000 MT, consolidating its position as the largest single - site integrated graphite electrode facility in the world . ” 2013 Investor Presentation (emphasis added) ” Expansion of 20 , 000 MT capacity at Durgapur plant has been completed . 2013 Investor Presentation (emphasis added) GrafTech vs Non - China Competitors Capacity Growth 1 1 Source: GrafTech Investor Presentation (November 2013), Non - China competitors public financial information, press coverage, and Save GrafTech analysis 2 Note: Decreased capacity from shutting the Brazil, and South Africa plants, mentioned in the October 31, 2013 Earnings Call 3 Note : Non - China Competitors consists of Graphite India, HEG Limited, Nippon Carbon, SEC, SGL Carbon, Showa Denko, and Tokai Carbon “We operate quietly in rural Dorchester County, but our impact has been significant in the US electric furnace steel industry and around the world. Because our business has been successful and we see growing demand for high quality graphite electrodes, we have decided to expand.... ” 2011 Company Press Release (emphasis added) Showa Denko, a Japanese competitor, has been EXPANDING its graphite electrode plant in South Carolina by over 50% 3 22

GrafTech’s Chronic Underperformance Relative to Peers 23 GrafTech’s performance relative to peers has been abysmal Selected Minimill Index 2 10 - Year TSR - 237.0% - 54.5% - 393.6% - 168.8% - 358.4% 5 - Year TSR - 12.8% +36.7% - 176.8% - 91.1% - 43.4% 3 - Year TSR - 54.2% - 14.0% - 30.2% - 34.5% - 59.3% 1 Source: Bloomberg; Note: TSR as of January 7, 2014 (the day prior to Save GrafTech’s 13D/A filing) 2 Note: Selected Minimill Index consists of Commercial Metals Company, Gerdau , Nucor Corporation, and Steel Dynamics I nc.; weighted by market cap GrafTech’s TSR R elative to its Peers and Primary C ustomers 1

10 - Year Total Shareholder Return +100.5% - S&P 500 +196.6% - Selected Peer Group +343.2% - Selected Minimill Index - 100% - 50% 0% 50% 100% 150% 200% 250% 300% 350% 400% 450% 500% 550% 600% Jan - 04 Jan - 05 Jan - 06 Jan - 07 Jan - 08 Jan - 09 Jan - 10 Jan - 11 Jan - 12 Jan - 13 Jan - 14 24 - 15.1% GrafTech has underperformed its peer group by over 200% in the last 10 years Source: Bloomberg Note: TSR as of January 7, 2014 (the day prior to Save GrafTech’s 13D/A filing) when GTI closed at $11.32 per share Note: Selected Minimill Index is an average TSR, weighted by market cap, of Commercial Metals Company, Gerdau , Nucor Corporation, and Steel Dynamics I nc. Note: Selected Peer Group is an average TSR, weighted by market cap, of SGL Group, Tokai Carbon, HEG Limited, and Graphite India

5 - Year T otal Shareholder Return - 50% 0% 50% 100% 150% Jan - 09 Jan - 10 Jan - 11 Jan - 12 Jan - 13 Jan - 14 +21.1% +125.8% - S&P 500 +37.8% - Selected Peer Group +64.5% - Selected Minimill Index 25 Source: Bloomberg Note: TSR as of January 7, 2014 (the day prior to Save GrafTech’s 13D/A filing) when GTI closed at $11.32 per share Note: Selected Minimill Index is an average TSR, weighted by market cap, of Commercial Metals Company, Gerdau , Nucor Corporation, and Steel Dynamics I nc. Note: Selected Peer Group is an average TSR, weighted by market cap, of SGL Group, Tokai Carbon, HEG Limited, and Graphite India

3 - Year Total Shareholder Return - 29.2% - 13.0% - 8.7% +11.0% +54.1% - S&P 500 +20.6% - Selected Minimill Index - 75% - 50% - 25% 0% 25% 50% 75% Jan - 11 Apr - 11 Jul - 11 Oct - 11 Jan - 12 Apr - 12 Jul - 12 Oct - 12 Jan - 13 Apr - 13 Jul - 13 Oct - 13 Jan - 14 26 - 43.1% Source: Bloomberg Note: TSR as of January 7, 2014 (the day prior to Save GrafTech’s 13D/A filing) when GTI closed at $11.32 per share Note: Selected Minimill Index is an average TSR, weighted by market cap, of Commercial Metals Company, Gerdau , Nucor Corporation, and Steel Dynamics I nc.

October 31, 2013 GrafTech announced Q3 2013 earnings and a reorganization plan, including intent to shutter two of its graphite electrode production facilities in Brazil and South Africa GrafTech’s share price rises sharply despite disappointing earnings announcements 1 - Year Total Shareholder Return 27 - 40% - 30% - 20% - 10% 0% 10% 20% 30% 40% Jan - 13 Apr - 13 Jul - 13 Oct - 13 Jan - 14 GrafTech Selected Peer Group Selected Minimill Index S&P 500 +28.4% - 5 .3% +13.3% August 8, 2013, SGL Carbon announces its reorganization plan “[W]e see the $ 65 mm in annual cash cost savings from the capacity closure as difficult . ” Goldman Sachs, October 31, 2013 +12.6% Source: Bloomberg Note: TSR as of January 7, 2014 (the day prior to Save GrafTech’s 13D/A filing) when GTI closed at $11.32 per share Note: Selected Minimill Index is an average TSR, weighted by market cap, of Commercial Metals Company, Gerdau , Nucor Corporation, and Steel Dynamics I nc. Note: Selected Peer Group is an average TSR, weighted by market cap, of SGL Group, Tokai Carbon, HEG Limited, and Graphite India

Hypothetical $100,000 investment in GrafTech Versus Peers 28 Source: Capital IQ $0 $50,000 $100,000 $150,000 $200,000 $250,000 $300,000 $350,000 Total Shareholder Return with $100,000 investment made in January 2004

Earnings Per Share 29 The call to “Save GrafTech” is urgent Source: Capital IQ Note: LTM Diluted EPS Excluding Extra Items; Q4 2013 EPS does not include the write - off from the Rationalization Plan $0.00 $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 Q1 ’11 Q2 ’11 Q3 ’11 Q4 ’11 Q1 ’12 Q2 ’12 Q3 ’12 Q4 ’12 Q1 ’13 Q2 ’13 Q3 ’13 Q4 ’13 LTM Earnings Per Share

III. ROOT CAUSES OF GRAFTECH’S UNDERPERFORMANCE

“[W]e have been bringing the price up so a part of that is going to be giving up some share for sure as we execute price increases . ” - Craig Shular, Chairman of GrafTech Q4 2011 Earnings Call, February 23, 2012 (emphasis added) 1 1 Source: Capital IQ Transcripts

Reason #1: Improper Commercial Strategy Failure to Recognize the Commodity Nature of High - Quality Electrodes We believe customers understand the commodity nature of high - quality graphite electrodes when negotiating prices and that: Premium quality is a prerequisite for top - tier graphite electrode suppliers, not a distinguishing characteristic Steel mills can replace any graphite electrode supplier with relative ease S teel producers find graphite electrodes from the top - tier players to be largely interchangeable The annual competitive bidding process should result in similar prices among top - tier suppliers with no supplier having price leverage EAF steel producers generally award their electrode business on any given year to approximately 2 – 4 suppliers, each of whom “run” on the steelmaking furnace exclusively for an extended period of time 32 We believe that GrafTech’s excessive price increases have hurt the Company’s market share and damaged relationships with customers

Reason #2: Bloated Corporate Overhead 33 Even as GrafTech has grown, it has been unable to meaningfully reduce SG&A SG&A as a % of Revenue 1 1 Source: SEC filings, Capital IQ We believe that GrafTech has not captured economies of scale from its growth, including acquisitions of C/G Electrodes, Seadrift, Micron Research, and Fiber Materials, because: SG&A as a percentage of revenue should be expected to decline significantly as total revenue increases But GrafTech’s SG&A as a percentage of revenue has remained essentially flat We believe GrafTech has excessive layers of management between the CEO position and the plant floor We believe GrafTech has not mirrored the culture of its primary customers, who run modern, efficient manufacturing operations by flattening their management structures 0% 5% 10% 15% 20% 25% 30% $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 SG&A as a % of Revenue Total Revenue ($ in millions ) Total Revenue SG&A as a % of Revenue

$340 $375 $402 $408 $444 $555 $555 $546 $513 $538 $541 $519 $490 $300 $350 $400 $450 $500 $550 $600 Q4 ’10 Q1 ’11 Q2 ’11 Q3 ’11 Q4 ’11 Q1 ’12 Q2 ’12 Q3 ’12 Q4 ’12 Q1 ’13 Q2 ’13 Q3 ’13 Q4 ’13 $ in millions Reason #3: Excessive Inventory E xcess inventory unnecessarily increases the Company’s interest expense CFRA added GrafTech to its Biggest Concerns List on May 31, 2012 “due to the Company’s deliberate decision to continue to produce despite signs of declining demand.” 1 34 Historic Quarterly Inventory Levels 2 GrafTech was added to the CFRA Biggest Concerns List on May 31, 2012 ” due to the Company’s deliberate decision to continue to produce despite signs of declining demand ” 1 Mr. Milikowsky repeatedly expressed concern about excess inventory while on the Board Q4 2010 Inventory 1 CFRA Company Report, May 31, 2012 (emphasis added ) 2 Source : SEC filings; Note: Save GrafTech treats inventory levels above the Q4 2010 level of $340 million as excess inventory

Reason #4: Failure to Consistently Run Seadrift at Capacity There are only four high - quality petroleum needle coke producers in the world 1 High - quality needle coke is a required ingredient for high - quality electrodes Seadrift is the second largest needle coke producer in the global market GrafTech is the world’s only electrode producer that is vertically integrated into needle coke GrafTech’s failure to run Seadrift at full capacity was a large, missed opportunity We believe, based on senior management’s comments on 2013 earnings calls, that Seadrift ran at approximately 85% of full capacity in both 2012 and 2013 GrafTech repeatedly blamed a Department of Justice ruling for its failure to run Seadrift at full capacity 2 – we believe this was a disingenuous explanation We believe that this under - utilization may have cost the Company $15 million per year in EBITDA 3 35 “[L]et me say this: Seadrift’s quality, like I said, the normal premium quality and the super premium, is at a level it can sell anywhere . It’s in demand.” - Craig Shular, Chairman of GrafTech Q4 2012, February 26, 2013 4 (emphasis added) 1 Source: SEC filings 2 Source: Capital IQ Transcripts; See Q3 2013 Earnings Call (October 31, 2013), and Q4 2012 Earnings Call (February 26, 2013) 3 Source : Save GrafTech Analysis 4 Source: Capital IQ Transcripts

Reason #5: Broken Company Culture 36 Based on discussions with Company employees, customers, former executives, and former board members, we believe that GrafTech is suffering from a culture crisis, including: Hierarchical structure leaves employees feeling detached from senior management Low morale due to a “culture of fear” where dissenters are alienated or forced to exit Poor strategic communication down to the “floor” levels Discretionary compensation that fails to tie employee success and failure to that of the Company Frustration with deterioration of core electrode business Top - down c ommand and control culture prevents employees from fully using their talents and insights In just the past three years, two CFOs and two board members have departed the Company due to what we believe are differences with former CEO and current Executive Chairman, Craig Shular

Reason #6: Inefficient Management Structure We believe excessive layers of management hinder GrafTech’s performance by: Sluggish response to market changes Alienation of employees from leadership Excessive costs Poor communication through chain of command Diminished initiative among most productive employees Culture of size rather than efficiency Save GrafTech will seek to install a flat organization with : One layer of management between the CEO and plant management A decentralized structure that equally distributes responsibility and enables employees to take greater ownership of their work More direct connection between senior management and those closest to customers and production Enhanced visibility of senior management and the Board to customers and market responsiveness 37 We believe GrafTech’s current organizational structure has failed to adopt modern best practices of lean manufacturing

Reason #7: Failed Oversight by a Flawed Board 1 38 Independent Board Member Years on Board GrafTech TSR vs. Peers Since Joining Board 2 Steel or Graphite Electrode Industry Experience? Mary Cranston 14 - 44.2% No Steven Shawley 4 - 42.3% No Ferrell McClean 12 - 309.6% No Randy Carson 5 - 13.0% No Harold Layman 10 - 75.6% No The Board does not have one independent member with experience in either the steel or graphite industry 1 S ource: GrafTech website (www.graftech.com); Bloomberg; Save GrafTech analysis 2 Note : See Appendix for list of Selected Peer Group companies; weighted by market cap; TSR as of January 7, 2014 (the day prior to Save GrafTech’s 13D/A was filed )

Reason #7: Failed Oversight by a Flawed Board (cont’d) We see the legacy of the current Board as one of chronic underperformance Despite the Company’s underperformance compared to its peers by more than 400 % during this period, the Board permitted Craig Shular to remain as Chairman and CEO for 11 years Outside of Mr. Shular, the current Board owns a total of 644,646 shares, mostly granted by the Company, representing a nominal 0.48% of outstanding shares 39 Source: Bloomberg Source: FactSet Note: * Indicates independent directors on the Board Director % Shares Craig Shular 0.83% Joel Hawthorne 0.22% Harold Layman* 0.07% Ferrell McClean * 0.06% Mary Cranston* 0.04% Steven Shawley * 0.04% Randolph Carson * 0.04% Total 1.31% GrafTech’s independent directors own a mere fraction of the shares of Save GrafTech

Reason #7: Failed Oversight by a Flawed Board (cont’d) The Board has removed three members of the Board in the last five years: Nathan Milikowsky : GrafTech’s largest investor, with tremendous experience in the graphite electrode and steel industries, who sought the removal of the CEO Frank Riddick : Current CEO and Director of Shale - Inland Holdings, with more than 20 years of steel industry experience, who asked too many questions embarrassing to CEO Michael Nahl : Current director of Lindsay Corp., former CFO of Albany International and member of the GrafTech Board for 15 years, who joined Mr. Milikowsky in seeking the removal of the CEO 40 We believe that the GrafTech Board has a history of “silencing” dissenters

$0 $5 $10 $15 $20 $25 $30 $35 $40 Reason #8: Failed Oversight by a Flawed Board – Shular’s Share Sales 41 May 2008: 750,000 shares were sold by Craig Shular Dec. 2007: GrafTech announces share repurchase program stating: “[a] key purpose of this plan is to reduce the dilutive impact of stock options previously issued under the Company’s equity compensation program” During the following year former - CEO Shular sells 780,960 shares while the Company repurchases 1,064,908 shares Mr. Shular sells at approximate average share price of $23 during 2008 Since 2009, the average share price of GrafTech is $13 In May 2008, Craig Shular made a profit of $10,590,618 from selling GrafTech Stock GrafTech repurchases ~1 million shares at an average price of $20 While GrafTech repurchased shares, Craig Shular sold Source: SEC filings; Bloomberg

The current Board of GrafTech has failed shareholders

IV. SAVE GRAFTECH’S RECOMMENDATIONS Redefining GrafTech’s Strategy

Save GrafTech's Recommendations

- ✓ Redefine Commercial Strategy
- ✓ Reduce Excess Inventory
- ✓ Reduce SG&A
- ✓ Ensure Seadrift is Consistently Run at Capacity
- ✓ Expand Seadrift Beyond Current Capacity
- ✓ Streamline Organizational Structure
- ✓ Evaluate All Opportunities Available to Engineered Solutions
- ✓ Improve Corporate Governance

Pro Forma Increase in Price Per Share[1]	
Potential Market Share Improvement	$ 60 million
Reduce SG&A	$ 28 million
Expand Capacity at Seadrift	$ 24 million
Estimated Increase in EBITDA	$112 million
Estimated EV/EBITDA Multiple	8.0x
Estimated Increase in Equity Value	$896 million
Shares Outstanding	136 million
Potential Increase in Price Per Share	$6.50/share

Potential Share Price Increase from Reduced Inventory	$0.50/share[2]

We believe that if Save GrafTech's initiatives are fully and successfully undertaken, GrafTech stock will increase by as much as $7.00 per share from these initiatives alone

1 *Save GrafTech analysis*
2 *Note: See page 45 for detailed discussion*

SAVE GRAFTech 44

Redefine Commercial Strategy – Market Share Improvement

- Save GrafTech is committed to improving sales by 30,000 metric tons by redefining commercial strategy and restoring customer relationships that have been lost under the current Board's oversight
  - *Focus sales on large diameter electrodes, which are most difficult to produce and leverage GrafTech's raw material and technological advantages*
- This market share expansion has the potential to add an estimated $60 million to GrafTech's EBITDA[1] without taking into account increased margins that can be gained by utilizing needle coke produced by Seadrift

Save GrafTech's Commercial Strategy

- ✓ *Recognize the commodity nature of high-quality electrodes*
- ✓ *Negotiate prices with customers in a manner to regain market share*
- ✓ *Deliver superior value for customers*
- ✓ *Once superior value is recognized, work to expand share at each individual customer*

"[T]hey require the best electrodes, large diameter [fits] right into our sweet spot. So as you look forward as EAF production grows, generally it's going to be those large furnaces coming up requiring large diameter electrodes."

- Craig Shular, Chairman of GrafTech

Q1 2011 Earnings Call, Apr 27, 2011[2] (emphasis added)

Save GrafTech is committed to restoring the Company's market share

[1] Note: Save GrafTech estimate
[2] Source: Capital IQ Transcripts

SAVE GRAFTech 45

Assumptions Historic Quarterly Excess Inventory Levels 2 Reduce Excess Inventory Save GrafTech intends to reduce inventories to the $300 million level or lower by : Repairing relationships with customers and abandoning the current “price leadership” strategy, leading to increased sales Enforcing a “lean - manufacturing” process We estimate that by reducing inventory by at least $ 190 million, GrafTech will add at least $ 7 million in after tax earnings 46 More effective strategies can reduce inventories levels and potentially add at least $7 million to GrafTech’s net earnings 1 Takes into account reduction of inventory from closure of Brazil and South Africa operations 2 Source: SEC filings; Note: Excess inventory calculated by subtracting each quarter’s reported inventory from GrafTech’s Q4 20 10 inventory level of $340mm Current Inventory (Q4 2013) $490 million Target Inventory < $300 million 1 Reduction in Inventory $190 million Interest Expense Savings $ 10 million Estimated Increase in Net Income $ 7 million Estimated P/E Multiple 10.0x Estimated Increase in Equity Value $70 million Shares Outstanding 136 million Implied I ncrease in Price Per Share $0.50/share $34 $62 $68 $104 $215 $214 $205 $173 $198 $200 $179 $150 $0 $50 $100 $150 $200 $250 Q1 ’11 Q2 ’11 Q3 ’11 Q4 ’11 Q1 ’12 Q2 ’12 Q3 ’12 Q4 ’12 Q1 ’13 Q2 ’13 Q3 ’13 Q4 ’13 $ in millions

Reduce SG&A Save GrafTech inte nd s to reduce SG&A by 25% , above and beyond the Company’s “Rationalization Plan “, by flattening the management structure between the CEO and the plant floor We estimate that reducing SG&A by 25% will add at least $28 million to GrafTech’s EBITDA And we believe we may discover additional waste that may be cut to further reduce SG&A as a percentage of revenue moving forward 47 Assumptions Historic SG&A Levels 1 Reducing SG&A has the potential to add $28 million to GrafTech’s EBITDA 1 Source: SEC filings; Capital IQ 0% 5% 10% 15% 20% 25% 30% $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 SG&A as a % of Revenue Total Revenue ($ in millions ) Total Revenue SG&A as a % of Revenue FY2013 SG&A $111 million x SG&A Reduction 25% Increase in EBITDA $28 million

Ensure Seadrift Is Consistently Run at Capacity

- Save GrafTech is committed to running Seadrift at full capacity
  - *We will run Seadrift at capacity instead of using Phillips 66 and the Department of Justice as an excuse to explain why the facility is not running at full capacity[1]*
- We believe GrafTech has the ability to utilize all of Seadrift's needle coke in its graphite electrode production
- GrafTech's management has pledged to run Seadrift at capacity in 2014 after failing to do so in 2012 and 2013


seadriftcoke.com

Needle coke makes up approximately half the cost of graphite electrodes, which means GrafTech can substantially improve its margins

We believe that failure to run Seadrift at full capacity has reduced GrafTech's EBITDA by $15 million in each of the last two years[2]

[1] Source: Capital IQ Transcripts; Q3 2013 Earnings Call (October 31, 2013), and Q4 2012 Earnings Call (February 26, 2013)
[2] Note: Save GrafTech estimate

SAVE GRAFTECH 48

Expand Seadrift Beyond Current Capacity Save GrafTech is committed to expanding capacity at Seadrift The Company not only can operate Seadrift at full capacity but can expand Seadrift’s capacity by installing key machinery Mr. Milikowsky initiated this expansion by purchasing key machinery, which remains uninstalled by current management GrafTech’s needle coke requirements will utilize Seadrift’s increased capacity 49 We believe expanding capacity at Seadrift will add $24 million to GrafTech’s EBITDA 1 coking.com 1 Note : Save GrafTech estimate

Streamline Organizational Structure

- We believe there is an opportunity to reorganize the Company into an efficient, industry leading competitor
- Our plan would implement an efficient organizational structure modeled after GrafTech's primary customers, minimill steel producers
- Accordingly, we plan to implement the following organizational principles:
  - *Single-minded focus on premier product quality*
  - *Flat organizational structure emphasizing decentralized authority and initiative*
  - *Concentration on efficiency and productivity*
  - *Transparent, effective communication and leadership between senior management and those closest to customers and production*
  - *Focus on customer relationships*
- Our structure distributes responsibility and aligns the workforce's interests to achieve continuous operating improvement

Save GrafTech's Proposed Structure


CEO
Manager
Plant Manager

Save GrafTech's plan is modeled after the proven organizational structure of GrafTech's main customers, minimill steel producers

SAVE GRAFTech 50

Evaluate All Opportunities Available to Engineered Solutions In addition to Save GrafTech’s other recommendations, the Company should evaluate all actionable opportunities available for the Engineered Solutions business To be clear, this is not to imply that we have any current intentions of selling the ES business – rather we believe that with access to better information, we will be able to make an informed decision of how the ES business can best maximize value for shareholders We question whether there are synergies realized between the ES and Industrial Materials businesses : The two businesses have separate management teams, which limits SG&A cost savings The R&D needs of the two businesses are unrelated , which limits G&A cost savings The end markets for the two divisions are too different for there to be sales expense savings or revenue synergies 51 We believe it would be appropriate to take a fresh look at the Engineered Solutions business Industrial Materials Graphite Electrodes Needle Coke Engineered Solutions ES Quarterly LTM Revenue 1 As GrafTech’s ES revenue has increased, margins have dramatically decreased 1 Source : SEC filings; Capital IQ; Note: FY2013 22% of Revenue 1 78% of Revenue 1 0% 5% 10% 15% 20% 25% $0 $50 $100 $150 $200 $250 $300 Q3 ’08 Q4 ’08 Q1 ’09 Q2 ’09 Q3 ’09 Q4 ’09 Q1 ’10 Q2 ’10 Q3 ’10 Q4 ’10 Q1 ’11 Q2 ’11 Q3 ’11 Q4 ’11 Q1 ’12 Q2 ’12 Q3 ’12 Q4 ’12 Q1 ’13 Q2 ’13 Q3 ’13 Q4 ’13 Operating Margin ES LTM Revenue ($ in millions) LTM Operating Margin

Improve Corporate Governance We believe GrafTech requires governance improvements to ensure shareholders can hold the Board accountable We proposed the use of a universal proxy ballot for this year’s annual meeting to allow shareholders to choose freely between our nominees and the existing board The Company failed to see the need to fully enfranchise shareholders and rejected our proposal If successful, Save GrafTech will constitute a minority of directors, but will advocate for the following governance practices: S eparation of Chairman and CEO positions I nstall shareholders’ ability to act by written consent Enact a majority voting policy whereby directors receiving less than a majority of votes cast at the annual meeting in an uncontested election are required to tender their resignation Ensure that the Company performs comprehensive searches for vacancies in senior management positions 52 Save GrafTech is committed to improving the Company’s corporate governance

V. SAVE GRAFTECH’S NOMINEES

Save GrafTech’s nominees have the industry experience and skills necessary to fix GrafTech’s problems and create meaningful shareholder value

Karen Finerman – Redefining Corporate Communication 55 Co - Founder and CEO of Metropolitan Capital Advisors (1992 – present) Deep - value i nvestment m anagement firm with extensive experience investing in industrials sector Works constructively with portfolio companies to improve corporate governance Former Lead Research Analyst at Donaldson , Lufkin & Jenrette Securities Corporation Permanent panelist on CNBC’s ’ Fast Money’ Relevant Experience “Metropolitan looks for companies that have excellent corporate governance. In addition, we look to help companies have candid dialogue with shareholders and Wall Street analysts. I would seek to create clear, definable, consistent metrics for shareholders to more easily determine GrafTech’s progress.”

David Jardini – Instilling Operational Excellence 56 Current Chairman of Black Diamond Investments, a family investment partnership focused on manufacturing and real estate industries Former Co - Founder and President of C/G Electrodes (2003 – 2010), acquired by GrafTech in 2010 President of American Gas Lamp Works LLC, a manufacturing business since 2012 and as Managing Member of JCG Development since 2010 Director of Robroy Industries, Inc., an electrical and oil field manufacturer since 2011 Former Vice President, Metals Section, Mellon Bank N.A. Corporate Banking Department (1997 – 1998) Over 15 years of industry experience Relevant Experience “The steel industry has given GrafTech a blueprint for success. The Company must emulate the efficiencies of the minimills and install a modern manufacturing mindset. As a member of GrafTech’s Board, I would ensure that the entire Company is aware of our operational metrics and are incentivized to improve on them.”

Nathan Milikowsky – Reestablishing Shareholder Accountability



Relevant Experience

- Former Director of GrafTech from 2010 to 2013
- Former President of Seadrift Coke (2005 – 2010), acquired by GrafTech in 2010
- Former co-Founder, CEO (2003 – 2006) and Chairman of C/G Electrodes (2003 – 2010), acquired by GrafTech in 2010
- Reopened the closed St. Mary's plant and restarted production of UHP graphite electrodes
- Involved in steel trading starting in 1969
- In 1979, became CEO/Chairman/owner of three manufacturing businesses which were sold in 1991 through 1995

"I have a singular focus for GrafTech: create sustainable shareholder value. As one of the Company's largest shareholders, my incentives are directly aligned with my fellow-investors and I will seek to ensure that this alignment flows throughout the entire organization."

SAVE GRAFTech 57

Comparison of Nominees 58 Name 1 (TSR vs. Peers During Board Tenure) 2 Experience Mary Cranston - 44.2% ▪ Senior partner at a law firm ▪ Zero experience in the graphite electrode or steel industry beyond directorship at GrafTech ▪ History of leading smear campaigns for own agenda 3 Ferrell McClean - 309.1% ▪ Former Managing Director at JP Morgan ▪ Zero experience in the graphite electrode or steel industry beyond directorship at GrafTech Steven Shawley - 42.3 ▪ CFO at Ingersoll Rand ▪ Zero experience in the graphite electrode or steel industry beyond directorship at GrafTech Name Experience Karen Finerman ▪ CEO of Metropolitan Capital Advisors ▪ Over 20 years of extensive investment experience ▪ Co - founded a successful, New York - based hedge fund ▪ History of successful engagement with portfolio companies, including numerous industrial and manufacturing firms David Jardini ▪ Former Co - Founder and President of C/G Electrodes ▪ Over 15 years experience in the steel and graphite electrode business ▪ Proven ability to lead and grow a graphite electrode business Nathan Milikowsky ▪ Over 40 years experience in the steel business and over 10 years in the graphite electrode business ▪ Proven ability to grow a graphite electrode business ▪ Former Director of GrafTech The three Board members targeted by Save GrafTech have ZERO operating experience in the steel or graphite electrode industry 1 Excludes newly appointed CEO, Joel Hawthorne, retiring directors Craig Shular and Harold Layman, and Randy Carson 2 Source: Bloomberg; Note : TSR as of January 7, 2014 (the day prior to Save GrafTech’s 13D/A filing ) 3 Source: Gordon Smith, The Conglomerate , January 28, 2006 (http:// www.theconglomerate.org/2006/01/mary_cranston_r.html)

VI. ADDRESSING GRAFTECH’S MISINFORMATION CAMPAIGN Response to false accusations and misrepresentations

Instead of engaging in a substantive discussion about the performance and strategy of the business, the current Board is wasting shareholder funds to make unsubstantiated personal attacks against Mr. Milikowsky and members of his family

Responding to GrafTech’s Misinformation Campaign 61 Unfounded Allegation Facts Nathan Milikowsky did not comply with his duties of loyalty and candor and GrafTech’s code of conduct These allegations are simply false It is not a violation of the duty of loyalty to try to replace the CEO and, indeed it reflects loyalty to shareholders Mr . Milikowsky was perhaps excessively candid about the need to replace the CEO There was evidence that Mr. Milikowsky was the source of the leaked material non - public information There is no real evidence other than baseless allegations that Mr. Milikowsky leaked the information In certain instances, the information claimed to have been leaked arguably was not material and was likely not even non - public Mr. Milikowsky did not cooperate fully with the internal investigation GrafTech cites three nitpicks as its basis for Mr. Milikowsky being uncooperative ● First , Mr. Milikowsky did not sign the litigation hold, but nonetheless maintained all relevant documents ● Second , Mr. Milikowsky produced all documents that were relevant and material in response to the requests of the special committee ● Third , Mr. Milikowsky did make himself available for an interview prior to being removed from the Board Would Mr. Milikowsky be running a public campaign if he had violated his fiduciary duties, as asserted by the current Board?

Responding to GrafTech’s Misinformation Campaign 62 Unfounded Allegation Facts Nathan Milikowsky violated his fiduciary duties and contractual obligations by “sharing information” with his brother, Daniel Milikowsky The current Board has produced no real evidence of this, only its suspicions Nathan Milikowsky was aware of “multiple communications” between Daniel Milikowsky and a Hedge Fund that expressed similar criticisms of GrafTech’s management team and did not report those communications to the Board Nathan Milikowsky informed the Board that the Hedge Fund had contacted his brother to request a meeting with Nathan, but that Nathan had declined Mr. Milikowsky has never met with, or had discussions with the Hedge Fund Nathan Milikowsky was aware that another Milikowsky family member who worked at a different hedge fund was communicating with the Hedge Fund There is no basis for this statement whatsoever The current Board has produced no real evidence for this allegation The material non - public information was known only to senior management and directors The implication that Mr. Milikowsky shared non - public information is completely without merit Yet again, the current Board has presented no real evidence to support this allegation Why would Mr. Milikowsky provide information to a hedge fund he had never heard of and never met with?

Responding to GrafTech’s Misinformation Campaign 63 Unfounded Allegation Facts Nathan Milikowsky bribed a fellow director with a free option opportunity in exchange for support in the Boardroom Introducing a fellow director to a $17,000 investment in a small medical device start - up is not a bribe and the claim that such investment opportunity is a conflict of interest is absurd The investment was made at the same valuation as all other investors and has not generated any return to date Nathan Milikowsky deliberately misrepresented the voting intentions of one director in order to deceive another director into supporting his agenda This statement is false Mr. Milikowsky accurately represented the voting intentions of the other directors, as they were represented to him Nathan Milikowsky never denied that Daniel and Nathan Milikowsky were involved with the Hedge Fund Mr. Milikowsky was never accused of being involved with the Hedge Fund and therefore never had an opportunity to deny it The Nominating Committee presented its conclusions and many key facts in its report to the Board on its recommendations regarding director nominations for the 2013 annual meeting No key facts were presented to the Board Ms. Cranston presented a list of statements, which were either false or irrelevant, and conclusions without substantiation GrafTech has refused to provide the “findings” of the special committee to Mr. Milikowsky or shareholders

“I have nothing to hide from anyone – GrafTech, lawyers, regulators, or shareholders. The Company has already engaged in an investigation, yet has presented no evidence to substantiate their public statements about me.” - Nathan Milikowsky, Save GrafTech Nominee

VII. APPENDIX Peer Group Selection, Overview of Industry and GrafTech, and Case Studies

Peer Group Selection The selection of GrafTech’s peers was based on their graphite electrode production capacity and whether graphite electrodes is their core business 66 ▪ Ticker: TSE:5301 ▪ Headquartered in Japan ▪ Founded in 1918 ▪ 100,000 metric ton production capacity ▪ $689 million market cap ▪ Ticker: DB:SGL ▪ Headquartered in Germany ▪ Founded in 1872 ▪ 230,000 metric ton production capacity ▪ $2,734 million market cap ▪ Ticker: BSE:509631 ▪ Headquartered in India ▪ Founded in 1972 ▪ 8 0,000 metric ton production capacity ▪ $134 million market cap ▪ Ticker: BSE:509488 ▪ Headquartered in India ▪ Founded in 1962 ▪ 100,000 metric ton production capacity ▪ $256 million market cap Source: Capital IQ

Selected Minimill Index Composition The following companies were selected as the M inimill I ndex based on the fact that a substantial portion of their revenue is derived from EAF steel production 67 ▪ Ticker: BOVESPA:GGBR4 ▪ Headquartered in Porto Alegre , Brazil ▪ Founded in 1901 ▪ $10,161 million market cap ▪ Ticker: CMC ▪ Headquartered in Irving, Texas ▪ Founded in 1915 ▪ $2,319 million market cap ▪ Ticker: STLD ▪ Headquartered in Fort Wayne, Indiana ▪ Founded in 1993 ▪ $3,949 million market cap ▪ Ticker: NUE ▪ Headquartered in Charlotte, NC ▪ Founded in 1940 ▪ $15,966 million market cap Source: Capital IQ

Overview of GrafTech's Business Segments

Industrial Materials

- Graphite Electrodes
  - *GrafTech's core business*
  - *Graphite electrodes are used principally to conduct electricity in electric arc steelmaking furnaces*
  - *Electric arc furnace (EAF) operations consume one electrode, on average, every eight to ten hours*[1]
- Needle Coke
  - *High-quality petroleum needle coke, a primary ingredient in high-quality graphite electrodes, is manufactured by only four producers world-wide*
  - *With the acquisition of Seadrift, GrafTech became the only vertically integrated graphite electrode producer - a unique and highly advantaged strategic position*

2013 Revenue by Segment[1]



ES
22%
Industrial Materials
78%

Engineered Solutions

- Advanced Electronics Technology
  - *Applications include thermal management and sealing solutions used in consumer electronics, automotive sealing and the petrochemical and alternative energy industries*
- Advanced Graphite Materials
  - *Produces extruded, molded and isomolded graphite blocks and machined graphite parts used in many applications including metallurgy, high-temperature industrial, and alternative energy applications*
- Advanced Composite Materials
  - *Manufactures advanced composites used in automotive, petrochemical, and aerospace sectors*
- Advanced Materials
  - *Manufactures primarily synthetic graphite powders, natural flake graphite powders, coke powders, and various other carbon/graphite powder derivatives*

GrafTech is still predominantly a graphite electrode company

[1] Source: SEC filings

SAVE GRAFTech 68

Overview of Global Graphite Electrode Market High barriers to entry into graphite electrode production Difficult to produce Requires extensive product and process knowledge High initial capital investment No known substitute for graphite electrodes in the EAF process Graphite electrode prices are typically negotiated at the end of each calendar year for delivery throughout the next calendar year There has been a steady increase in demand for graphite electrodes worldwide for decades 69 Company 2012 Estimated Capacity 2012 Estimated % of Global Production Capacity GrafTech (USA) 255,000 mt 13.5% SGL Carbon (Germany) 230,000 mt 12.2% Showa Denko (Japan) 127,000 mt 6.7% Tokai Carbon (Japan) 100,000 mt 5.3% GIL (India) 100,000 mt 5.3% HEG (India) 80,000 mt 4.2% Chinese Producers 2 830,000 mt 43.9% Other 166,000 mt 8.8% Worldwide Total 1,890,000 mt 100% Global Production Capacity 1 1 Source: GrafTech Investor Presentation (November 2013) 2 Comprising 25 different producers

Overview of EAF Steelmaking: Process

- The EAF operating cycle is called the "tap-to-tap cycle" and is made up of the following operations:
  - *Furnace Charging: Preparation of scrap metal and placement of scrap metal into the furnace*
  - *Melting: Electricity is conducted through the graphite electrodes creating an arc which melts the scrap metal and consumes the graphite electrodes*
  - *Refining: Oxygen is introduced into the EAF to remove unwanted chemical elements from the steel, creating slag which floats to the surface of the molten steel*
  - *De-Slagging: The EAF is tilted backwards and slag is poured out of the furnace through the slag door*
  - *Tapping: The tap-hole is opened, the furnace is tilted and the steel pours into a ladle*
  - *Furnace Turnaround: The period following completion of tapping until the furnace is re-charged*
- Graphite electrodes account for only 2% of EAF production costs[1]
- EAF operations consume one electrode, on average, every eight to ten hours[1]

Section View Through EAF


Graphite Electrodes
Furnace shell
Molten steel
Rocker tilt
Tilt cylinder
Eccentric bottom tapping (EBT)
Teeming ladle

Source: steeluniversity.org


~1 MT of Needle Coke
Makes
~1 MT of Graphite Electrodes
Makes
~500 MT of Steel

Source: Save GrafTech analysis

[1] Source: GrafTech Investor Presentation (November 2013)

SAVE GRAFTech 70

Overview of EAF Steelmaking : History Towards the end of the 19 th century, the US integrated steel industry rose to become one of the leading industries in the world Integrated mills were the dominant producers of steel at mid - century and regularly revolutionized their technology The dominance of integrated steel companies began to falter by the 1970’s when companies such as Bethlehem Steel, LTV, and Wheeling - Pittsburgh were unable to adapt to changes in the marketplace They gradually ossified, became bloated and focused on pricing Around the same time, minimills began to increase market share at the expense of the integrated steel giants Minimills , such as Nucor, CMC, and Steel Dynamics, are generally considered more efficient and technologically advanced than integrated mills, with lower ratios of fixed costs to variable costs and lower headcount than integrated mills Their modern technology, lower labor cost/ton, entrepreneurial management, and streamlined product lines elevated them to success in the steel industry As a result of obsolete organizational structures, uncompetitive costs and overall inability to effectively compete with minimills , the integrated steel companies gradually surrendered market share, accumulated debt, and most went bankrupt 71 GrafTech must adopt the lean manufacturing model of its customers, the minimills , or risk having the same fate of the integrated steel companies 0% 10% 20% 30% 40% 50% 60% 70% 0 20,000 40,000 60,000 80,000 100,000 120,000 1980 1984 1988 1992 1996 2000 2004 2008 2012 BOF EAF % of BOF % of EAF United States Steel Production, by Process 1 1 Source: World Steel Association; Note: Blast Oxygen Furnace (BOF) staexecutive.com nps - tech.com

Case Study: Bethlehem Steel Founded in 1904, Bethlehem Steel rose to become the second largest steel producer in the United States (behind US Steel) Bethlehem’s long decline was characterized by several management missteps, including: Failing to adapt their business model to compete with the minimills Excessive layers of management Sluggish response to market changes Prolonged loss of market share Insular, ivory - tower management culture Excessive spending on “silver bullet” solutions Bethlehem filed for bankruptcy on October 15, 2001 72 $0 $10 $20 $30 $40 $50 Price Chart 1 1 Source: Capital IQ “The truth is that Bethlehem did itself in. It was not fit enough to deal with the new competition nor perceptive enough to sense its need for radical treatment.” - Carol Loomis, Fortune Magazine April 5, 2004

Case Study: Nucor Corporation Nucor began making steel in the 1960’s T oday Nucor is the largest producer of steel in the United States Nucor epitomized the modern ” minimill business” model: Flat, decentralized organizational structure Empowered, incentivized employees Lean, agile operations Low overhead and inventory costs Highly transparent and cooperative culture While large, integrated steel companies struggled for most of the last two decades, Nucor has unmatched profitability and its stakeholders have reaped the benefits Minimill steel producers are GrafTech’s primary customers and are the business model the Company needs to replicate immediately 73 1 Source: Capital IQ “We’re not overseeing the demise of the steel industry . We’re seeing its transformation into a high - tech business . ” - F. Kenneth Iverson, Former CEO of Nucor Inc., April 1, 1984 $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 Contrary to the obsolete business approach taken by Bethlehem, Nucor and the other minimill steel producers created a new business model in the steel industry Price Chart 1

Contact Information 74 Media: Sard Verbinnen & Co. George Sard /Jim Barron/Renee Soto (212) 687 - 8080 savegraftech@sardverb.com Shareholders: D.F. King & Co. Inc. Jordan Kovler /Edward McCarthy/Richard Grubaugh (212) 269 - 5550 savegraftech@dfking.com